

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2021

William O'Dowd
Chairman, President and Chief Executive Officer
Dolphin Entertainment, Inc.
150 Alhambra Circle, Suite 1200
Coral Gables, FL 33134

> **Re: Dolphin Entertainment, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 27, 2021**
> **File No. 333-259132**

Dear Mr. O'Dowd:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jacqueline Kaufman at 202-551-3797 with any questions.

> Sincerely,
>
> Division of Corporation Finance
> Office of Trade & Services